LIGHTSPEED ANNOUNCES VOTING RESULTS FROM ITS ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

Montreal, QC (August 5, 2022) – Lightspeed Commerce Inc. (“Lightspeed” or the “Company”) (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced the voting results for the items of business put forth by the Company at its annual and special shareholders meeting held on August 4th, 2022 (the “Meeting”).

1.Election of Directors

The eight (8) candidates proposed as directors were duly elected directors of the Company by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting, as follows:

Name of Nominee	Votes For	%	Votes Withheld	%
Patrick Pichette	91,087,922	98.60%	1,296,782	1.40%
Dax Dasilva	90,724,978	98.20%	1,659,726	1.80%
Dale Murray	90,069,887	97.49%	2,314,817	2.51%
Jean Paul Chauvet	91,959,257	99.54%	425,447	0.46%
Merline Saintil	49,759,953	53.86%	42,624,751	46.14%
Nathalie Gaveau	91,161,068	98.68%	1,223,636	1.32%
Paul McFeeters	92,170,100	99.77%	214,604	0.23%
Rob Williams	91,929,327	99.51%	455,377	0.49%

2.Appointment of Auditors

A ballot was conducted with respect to the appointment of PricewaterhouseCoopers LLP (“PwC”) as the Company’s auditors. According to the proxies received and ballots cast, PwC was appointed the Company’s auditors with the following results:

Votes For:        94,302,444 (99.90%)
Votes Withheld:     95,741 (0.10%)

3.Advisory Vote on Executive Compensation

A ballot was conducted with respect to approving an advisory, non-binding resolution on the Company’s approach to executive compensation as more fully described in the Company’s management information circular. According to the proxies received and ballots cast, such advisory, non-binding resolution on the Company’s approach to executive compensation was approved with the following results:

Votes For:        63,985,334 (69.26%)
Votes Against:     28,399,369 (30.74%)

The board of directors of the Company (the “Board”) was pleased to see majority support in favor of the Company’s approach to executive compensation. The Board and management took steps to understand shareholder concerns and address them in advance of this vote, as noted in the Company’s most recent management information circular, but will further engage with shareholders to listen to any concerns with the Company's approach to executive compensation.

4.Forum Selection By-Law

A ballot was conducted with respect to approving a resolution of the shareholders approving a forum selection by-law as more fully described in the Company’s management information circular. According to the proxies received and ballots cast, such resolution to approve a forum selection by-law was approved with the following results:

Votes For:        50,919,494 (55.12%)
Votes Against:     41,465,209 (44.88%)

Final voting results on all matters voted at the Meeting are available on Lightspeed’s website and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter

Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Asha Bakshani

Chief Financial Officer

Gus Papageorgiou

Head of Investor Relations

investorrelations@lightspeedhq.com

SOURCE Lightspeed Commerce Inc.